Exhibit 99.1


                       [LETTERHEAD OF INFICON HOLDING AG]


           INFICON RECORDS ADDITIONAL NET INCOME IN FIRST QUARTER 2004

Zurich, Switzerland and Syracuse, New York - May 26, 2004 - INFICON Holding AG today announced that its net income for the first quarter of 2004 increased by $454,000 to $3,519,000 ($1.50 per diluted share - $0.15 per ADS) from the
$3,065,000 ($1.31 per diluted share - $0.13 per ADS) previously reported.

Subsequent to announcing its first quarter 2004 financial results on April 22, 2004, INFICON determined it owns 22,793 shares of Prudential Financial, Inc. which were received as a result of Prudential's conversion in 2001 from a mutual company to a public stock company. INFICON is recording the initial value of the stock as an increase in other income in the first quarter of 2004.

More information about INFICON's first quarter 2004 quarterly financial results is available on Form 6-K filed by INFICON on May 25, 2004 with the U.S. Securities and Exchange Commission and in the Investor Relations section of the Company's website at http://www.inficon.com/.

About INFICON

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and vacuum coating industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Israel, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at http://www.inficon.com/.


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